FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of November 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

3rd Quarter Results




Results for the three and nine months ended 30 September 2006

Cambridge, UK and Cambridge, Massachusetts - 7 November 2006 - Acambis plc (Acambis or the Company) (LSE: ACM, NASDAQ: ACAM) announces its results for the three and nine months ended 30 September 2006.

Key points:

>  Update on Board's strategy for growth
   o  Results of strategic review: building a high value biotechnology company

>  R&D pipeline advancing well:
   o ChimeriVax-JE vaccine: positive data from pivotal Phase 3 safety trial and encouraging initial data from efficacy trial
   o Universal pandemic flu vaccine: plans on track for Phase 1 trial in early 2007

>  Smallpox franchise:
   o ACAM2000 vaccine: on target to deliver on $30m US Government order by year-end
   o MVA litigation: outcome of review of ITC judge's Initial Determination expected in January

>  Cash position enhanced
   o  $16.5m (GBP8.8m) in cash received for sale of Berna Products to Crucell NV
   o $19m (GBP10.1m) in cash received from Novartis AG for ARILVAX settlement payment
   o  $30m (c.GBP16m) revenue for delivery of ACAM2000 doses by year-end

Key trading highlights

                                                           Three months                Nine months
                                                              ended                       ended
                                                           30 September               30 September
                                                            2006          2005          2006          2005

Revenue                                                  GBP2.8m       GBP4.6m      GBP13.4m      GBP17.0m
R&D costs                                                GBP7.7m       GBP8.7m      GBP28.0m      GBP23.4m
Profit/(loss) before tax                                 GBP4.8m    GBP(10.2)m    GBP(18.1)m    GBP(23.0)m
Basic profit/(loss) per share                               4.6p       (10.3)p       (17.3)p       (18.8)p
Basic profit/(loss) per ADR                                $0.17       $(0.36)       $(0.65)       $(0.67)



Gordon Cameron, Chief Executive Officer of Acambis, said:

"Following significant activity on all fronts, the past two months have been a very busy period of newsflow for Acambis. We have delivered both positive data from our key pipeline programmes and achieved a number of agreements that have raised significant cash for the Company. Acambis is now in a much stronger financial position and, with our clear strategic direction, the Board is confident that we are well-positioned to pursue the next stage of Acambis' growth and development."

A conference call for analysts will be held today at 9.00 am GMT. For details, contact Anna Gavrilova at Acambis on telephone number +44 (0) 1223 275 349. An instant replay of the call will be available until 14 November 2006 on telephone number UK: +44 (0) 20 7365 8427 and US: +1 617 801 6888. The pin code is
68191647. A webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available for 12 months until 7 November 2007.


Acambis plc                                           Today                       Thereafter
Lyndsay Wright, VP, Communications and IR             +44 (0) 20 7831 3113        +44 (0) 1223 275 300

Financial Dynamics
David Yates/Anna Keeble                               +44 (0) 20 7831 3113



Chairman's statement

OVERVIEW

In today's statement, my first as Chairman of Acambis, I am pleased to report that, in the third quarter of 2006, the Company achieved important pipeline advances and significant financial progress.

On 30 October, we were pleased to announce positive results from our pivotal Phase 3 trials of ChimeriVax(TM)-JE. These data reinforce our confidence that ChimeriVax-JE has a product profile that is ideally suited to both the endemic and the travel vaccine markets. The announcement follows positive data from our ChimeriVax-West Nile and C. difficile vaccines, which we reported at the time of our second quarter results announcement in September.

Also in September, we announced that the US Government has placed an order for 10 million doses of ACAM2000, potentially contributing $30m (c.GBP16m) in revenues in 2006. We are working to ensure delivery of these doses before the end of 2006, with the aim of meeting our overall 2006 revenue guidance of GBP30m.

At the beginning of October, we announced the sale of Berna Products Corporation
(BPC), the travel vaccine sales and marketing unit, to Crucell NV for $16.5m (GBP8.8m). With the termination of the ARILVAX licensing agreement, for which we received a $19m (GBP10.1m) settlement payment from Novartis AG, we concluded that BPC was no longer a strategic asset for Acambis, and its sale at this time realised good value.

Altogether, the cash inflows from the BPC sale, the ARILVAX settlement and the US Government ACAM2000 order significantly strengthen our financial outlook and balance sheet.

I would like to record the Board's thanks to Alan Smith, who retired as Chairman and stepped down from the Board at the end of September. Alan oversaw the growth of Acambis into a substantial international enterprise during his seven-year tenure as Chairman and his ten years on the Board, and the Board is very grateful for his leadership during this period.

STRATEGY

Building a high value biotechnology company

We have recently completed a strategic review to evaluate a range of options for Acambis' further growth and development.

Acambis has established a strong base from which to grow into a substantial biotechnology company. Through the fulfilment of the US Government smallpox vaccine contracts, we have developed important in-house expertise and assets that are essential to the successful development of biological products, such as vaccines. Acambis is now capable of taking a product through all stages from concept to licensure. Its pipeline includes a mix of novel infectious disease vaccines that offer useful near-term revenue sources and higher value opportunities in the medium to longer term. Its "biodefence" assets - notably the ACAM2000 and MVA3000 smallpox vaccines - can provide significant revenues and cashflow to underpin the business while supporting the core non-biodefence pipeline.

In the Board's view, the non-biodefence pipeline is the primary growth area for the Company, and we will aim to build this into an increasingly valuable portfolio. To achieve this, the goal for our existing operations is to drive our key projects - ChimeriVax-JE, ChimeriVax-West Nile, C. difficile and universal influenza vaccines - through to licensure as quickly and effectively as possible. This will be facilitated by identifying and working with appropriate partners. At the same time, we are ambitious to expand the portfolio through adding projects that address significant market opportunities, as we have accomplished with the C. difficile and influenza projects. Acquisitions - be they of products and/or companies - form a major part of that growth strategy, as will the output from Acambis' own innovative research programmes.

Our goal for our biodefence assets is to leverage to the full our existing opportunities and capabilities. The present contracts we have, together with the ones for which we are currently bidding, provide attractive near-term revenues and cash, which will be invested in our core product pipeline. However, it is not our intention to expand the biodefence business significantly beyond the portfolio that we have today. Moreover, as the value of our pipeline continues to grow, we expect that the proportion of our business derived from the biodefence assets will reduce over time.

Strategically, our intention is to continue to retain significant product rights through to licensure, including manufacturing. In 2005, Acambis successfully invested in driving each of the proprietary programmes forward into the next stage of development, and we have made further good progress in 2006. However, we recognise that funding concurrent late-stage trials for multiple products is not sustainable from our current or projected financial resources. Therefore, partnering and leveraging the strengths of others remains part of our strategy. To that end, we have already indicated that we intend to seek a partner for ChimeriVax-West Nile beyond the end of Phase 2, in addition to commercialisation partners for ChimeriVax-JE.

Today, Acambis' principal expertise is in the area of vaccines against infectious diseases. In assessing opportunities for acquisition-driven growth, we are also considering biologicals to treat infectious diseases and vaccines targeting disorders other than infectious diseases. In both areas, we believe Acambis' established capabilities will be particularly appropriate for such a business expansion.

With regard to Board and Management composition, we are currently engaged in recruiting a Senior Vice President of R&D, to succeed Dr Thomas Monath, who retired as Chief Scientific Officer, and stood down from the Board, in September 2006. In addition, we are currently seeking to strengthen the Board further with the appointment of one or more additional Non-executive Directors.

RESEARCH AND DEVELOPMENT UPDATE

In September, we announced encouraging data from clinical trials of our C. difficile vaccine and of our ChimeriVax-West Nile vaccine, both of which reported high seroconversion rates and excellent safety data. Full details were published in our second quarter results announcement.

ChimeriVax-JE vaccine: positive data from Phase 3 trials

On 30 October, we announced positive results from the pivotal Phase 3 safety trial of our ChimeriVax-JE vaccine and encouraging preliminary data from the Phase 3 efficacy trial. The two Phase 3 trials of ChimeriVax-JE have been conducted in the US and Australia and are intended to support licence applications in endemic countries, notably India, using Australia's regulatory agency, the Therapeutics Goods Administration, as the competent authority.

In the pivotal Phase 3 safety trial, 2,004 subjects were enrolled into the randomised, double-blind, placebo-controlled trial, for which the primary endpoint was the incidence of adverse events 30 days after vaccination. Results show that the total number of subjects reporting adverse events was comparable between subjects vaccinated with ChimeriVax-JE and those who received placebo. There was one serious adverse event, febrile illness that was considered to be vaccine-related; this resolved without complications.

In the efficacy trial, ChimeriVax-JE has been compared to a licensed Japanese encephalitis (JE) vaccine, JE-VAX(R). The study called for 816 subjects to be vaccinated, split equally between the two groups. While the trial is still blinded, early serology data indicate an overall seroconversion rate of approximately 98% in evaluable subjects receiving either a single dose of ChimeriVax-JE or three doses of JE-VAX. Final testing and data analysis are continuing and full results from the efficacy trial are expected to be available in the first quarter of 2007.

Universal influenza vaccine: progressing towards IND submission

Our preparations are ongoing to submit an IND application to the US FDA to commence clinical testing of ACAM-FLU-A early in 2007. This is the first vaccine candidate being developed under our influenza programme and is designed to function as a universal vaccine, protective against all 'A' strains of influenza. As such, it could be a candidate pandemic influenza vaccine since all pandemics to date have been caused by "A" strains of the virus.

SMALLPOX VACCINE FRANCHISE UPDATE

ACAM2000: on track to deliver 10 million doses to US Government

As announced in September, the US Government has ordered an additional 10 million doses of our ACAM2000 smallpox vaccine, worth approximately $30m in revenues to Acambis. While the doses are being provided from our existing inventory of filled product, additional work is required to prepare the vaccine kits in the form required by the US Government. We are targeting delivery of these doses before the end of 2006 and, therefore, included those revenues in our upwardly revised revenue guidance, which we gave at the time of our second quarter results.

As a result of this order and as agreed with the US Government, we have initiated activities to establish warm-base manufacturing for ACAM2000 entirely in the US. To achieve this, all stages of the bulk production process are being transferred to our Canton, MA facility, and lyophilisation and fill/finish activities will take place at our Rockville, MD facility.

The US Food and Drug Administration (FDA) has accepted our completed Biologics License Application (BLA) for ACAM2000 and has scheduled a Vaccines and Related Biological Products Advisory Committee meeting in January 2007. As we highlighted previously, the FDA has set the "First Action Due Date" as 14 February 2007, which is when we would expect a decision on the BLA. Finalisation of the long-term ACAM2000 warm-base manufacturing contract with the US Government is expected to follow the FDA's decision on our product licence application.

MVA3000: awaiting final stages of US Government tender process

We are continuing to pursue negotiations in relation to a contract to supply the US Government with 10-20 million doses of Modified Vaccinia Ankara (MVA) attenuated smallpox vaccine under Project Bioshield. Additional information on our MVA programme was provided to the US Government in August and we now await the request for Final Proposal Revisions. We remain confident that our strong track record with the US Government, our partnership with Baxter and our demonstrated ability to manufacture and deliver large quantities of vaccine put us in a very strong competitive position.

Following publication in July of preliminary results from a Phase 2 trial of MVA3000 in healthy volunteers, we are preparing to vaccinate volunteers in trials in the target populations for MVA3000: those infected with HIV and subjects with atopic dermatitis.

MVA litigation: ITC decision on review of Initial Determination

In September, we announced that, in his Initial Determination, the International Trade Commission (ITC) judge had ruled in Acambis' favour, invalidating each of the patent claims asserted by Bavarian Nordic (BN) against Acambis in the MVA-related dispute. The full version of the judge's Initial Determination has now been published on the ITC's website, www.usitc.gov, through EDIS, the Electronic Data Information System.

Requests for Commission review of the judge's Initial Determination have been submitted. The ITC has indicated that a decision on whether or not to proceed to a review will be taken by 22 November. If it proceeds with a review, the target date for a final decision on the case is now 8 January 2007.

In Europe, the court in Austria is in the process of determining whether the case before the Commercial Court in Vienna will be stayed pending the outcome of the European Patent Organisation's (EPO) review of the oppositions to BN's MVA-related patent granted in December 2005. In addition to Acambis and Baxter, five other companies filed oppositions to BN's MVA-related European patent. Given that BN's European patent is broadly based on the same claims as the patents reviewed by the ITC, we believe that it, as with the US patents, will be found to be invalid. A decision on whether the case in Vienna will be stayed is expected in the first half of 2007. The EPO's review could take several years to complete.

As ever, we remain confident of our ability to defend our freedom to operate in all these cases.

ARILVAX SETTLEMENT AND SALE OF BPC

On 12 September, we announced that Novartis AG (Novartis) has agreed to pay us $19m (c.GBP10m) to settle the dispute related to the ARILVAX(TM) yellow fever vaccine. This dispute arose under an agreement that had been established in 1999 and resulted from non-performance by predecessor companies acquired by Novartis. The $19m payment was received in September 2006.

On 2 October, we announced the sale of our US sales and distribution unit, BPC, to Crucell NV (Crucell) for $16.5m (c.GBP9m). BPC sold and distributed Vivotif(R), an oral typhoid vaccine, in North America. We acquired it in 2003 to help build a travel vaccines franchise in the US, particularly for ARILVAX. However, developments since then have resulted in BPC being no longer a strategic asset for Acambis. By selling it to Crucell, we crystallised value in the short term and further strengthened our financial position.

FINANCIAL REVIEW

The financial results, prepared under the Group's accounting policies based on International Financial Reporting Standards, for the three months (Q3) ended 30 September 2006 are presented below. The narrative reflects a comparison of our activities in 2006 and 2005, and, unless otherwise stated, the comparative figures in parentheses relate to the equivalent period in 2005.

Trading results

Revenue in Q3 was GBP2.8m (2005 - GBP4.6m). The main sources of revenue were our two contracts with the NIAID for MVA3000 and product sales of Vivotif. The higher levels of revenue in 2005 reflected more intensive levels of activity on government contracts.

Cost of sales for Q3 was GBP2.3m (2005 - GBP5.4m) and represents costs on all of the above products and certain costs of operating our manufacturing facilities.

R&D costs in Q3 continued to be in line with management expectations and were consistent with the full year guidance provided in March 2006. Costs in Q3 were GBP7.7m (2005 - GBP8.7m). The lower level of costs in Q3 includes a credit relating to the ARILVAX programme of GBP1.2m (2005 - GBPnil) as a result of reaching the settlement with Novartis. Certain process development and manufacturing costs for work on our R&D projects continue to be recorded against R&D costs.

Sales and marketing costs in Q3 were GBP0.9m (2005 - GBP0.7m). Administrative costs in Q3 increased to GBP1.9m (2005 - GBP0.7m). The main reasons for the increase seen in Q3 over 2005 is as a result of costs associated with the MVA litigation and foreign exchange movements.

In Q3 two items of other operating income were recorded. The first, GBP10.1m (2005 - GBPnil), relates to the $19.0m settlement received from Novartis for the ARILVAX programme. The second relates to the profit recorded following the sale of the BPC business to Crucell for GBP8.7m ($16.5m) at the end of Q3. Other operating income of GBP4.4m was recorded after offsetting the value of fixed assets, working capital, goodwill and other intangible assets on the balance sheet.

The pre-tax profit in Q3 was GBP4.8m (2005 - pre-tax loss of GBP10.2m). The difference seen over 2005 is as a result of recording the two items of other operating income relating to the ARILVAX settlement and the sale of BPC.

Balance sheet highlights

i)          Cash/debtors

The short-term investments and cash balance of the Group at 30 September stood at GBP46.1m (31 December 2005 - GBP68.0m). Cash increased during Q3 as a result of cash receipts from Novartis and Crucell for the ARILVAX settlement and sale of BPC respectively. Operational cash expenditures in Q3 included ongoing payments for our two Phase 3 trials for ChimeriVax-JE and costs to support the MVA litigation. Trade and other receivables decreased to GBP4.1m at 30 September 2006 (31 December 2005 - GBP20.6m), in part as a result of payments received in the first quarter of 2006 from the NIAID, under the MVA3000 contract, for the shipment of 500,000 doses of MVA3000 vaccine.

ii)          Inventory/current liabilities

Inventory levels were GBP3.0m at 30 September 2006 (31 December 2005 - GBP3.6m). Inventory principally represents work-in-progress and finished goods in relation to our ACAM2000 vaccine. Stocks of Vivotif were transferred to Crucell as part of the sale of BPC and are therefore no longer represented in the inventory balance.

Current liabilities at 30 September 2006 reduced significantly to GBP18.7m (31 December 2005 - GBP46.8m), principally due to large trade creditor payments made during the first quarter of 2006, most notably to Baxter for the production of the 500,000 doses of MVA3000.

iii)         Lease financing and overdraft facilities

The combined balance on our US dollar-denominated financing facilities reduced in the nine months to 30 September 2006 to GBP9.2m (31 December 2005 - GBP12.8m) principally as a result of the lease-financing facility continuing to be paid down. The balance on this facility was GBP4.2m at 30 September 2006 (31 December 2005 - GBP7.2m), which, under the terms of this facility, is payable before the end of the year. The balance on our overdraft facility at 30 September 2006 was GBP3.7m (31 December 2005 - GBP4.0m). The remaining balance at 30 June 2006 was GBP1.3m (31 December 2005 - GBP1.6m) which relates to the discounted value of the future payments for the Rockville fill/finish facility acquired in 2005, payable between 2006 and 2017.

OUTLOOK

As we have already highlighted, a key focus during the final weeks of 2006 will be delivery of the 10 million ACAM2000 doses to the US Government. Assuming a timely delivery, we reiterate our previous revenue guidance, which was increased from below GBP20m to around GBP30m in September. Given the expected timing of deliveries, the cash associated with that delivery is likely to be received during January 2007.

During the coming months, we look forward to the conclusion of the review of the ITC judge's Initial Determination in the MVA smallpox vaccine-related litigation and to the start of the target population trials for MVA3000.

As a result of the recent ARILVAX settlement, the sale of BPC and the US Government's ACAM2000 order, Acambis is now in a much stronger financial position and, with our clear strategic direction, your Board is confident that we are well-positioned to pursue the next stage of Acambis' growth and development.

Dr Peter Fellner
Chairman

                                    --ends-

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. Its investigational vaccine against Japanese encephalitis, ChimeriVax-JE, which is undergoing Phase 3 clinical testing, is intended to provide an "ideal" vaccine to address the estimated 50,000 cases of this viral disease in Asia every year. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health, and has tendered for a US Government stockpiling contract.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). Its shares are listed on NASDAQ
(ACAM) in the form of American Depositary Receipts. More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.



Results for the nine months ended 30 September 2006
Group income statement

                                        Three months   Three months    Nine months    Nine months           Year
                                               ended          ended          ended          ended          ended
                                        30 September   30 September   30 September   30 September    31 December
                                                2006           2005           2006           2005           2005
                                         (unaudited)    (unaudited)    (unaudited)    (unaudited)      (audited)
                                                GBPm           GBPm           GBPm           GBPm           GBPm

Revenue                                          2.8            4.6           13.4           17.0           40.9
Cost of sales                                  (2.3)          (5.4)          (9.8)         (14.3)         (27.6)
                                               _____          _____          _____          _____          _____
Gross profit/(loss)                              0.5          (0.8)            3.6            2.7           13.3

Research and development costs                 (7.7)          (8.7)         (28.0)         (23.4)         (34.1)
Sales and marketing costs                      (0.9)          (0.7)          (2.2)          (2.0)          (2.6)
Administrative costs                           (1.9)          (0.7)          (7.1)          (2.8)          (7.7)
Other operating income:
- Settlement of ARILVAX agreement               10.1              -           10.1              -              -
- Profit on sale of business operation           4.4              -            4.4              -              -
- Fair value of shares received for
grant of licence                                   -              -              -              -            0.4
                                               _____          _____          _____          _____          _____
Operating profit/(loss)                          4.5         (10.9)         (19.2)         (25.5)         (30.7)

Finance income                                   0.4            1.0            1.5            3.2            4.0
Finance costs                                  (0.1)          (0.3)          (0.4)          (0.7)          (1.0)
                                               _____          _____          _____          _____          _____
Profit/(loss) on ordinary activities
before taxation                                  4.8         (10.2)         (18.1)         (23.0)         (27.7)

Taxation: UK                                   (0.1)              -          (0.8)          (0.7)          (1.7)
Taxation: Overseas                               0.2          (0.9)            0.3            3.5            2.4
                                               _____          _____          _____          _____          _____
Profit/(loss) on ordinary activities
after taxation                                   4.9         (11.1)         (18.6)         (20.2)         (27.0)
                                               _____          _____          _____          _____          _____

Basic earnings/(loss) per share (in pence)      4.6p        (10.3)p        (17.3)p        (18.8)p        (25.2)p
Basic earnings/(loss) per ADR (in $)
(note 2)                                       $0.17        $(0.36)        $(0.65)        $(0.67)        $(0.87)
Diluted earnings/(loss) per share (in pence)    4.5p        (10.3)p        (17.3)p        (18.8)p        (25.2)p
Weighted average number of ordinary
shares in issue - basic                  107,289,255    107,247,263    107,280,108    107,179,027    107,211,367
Weighted average number of ordinary
shares in issue -diluted                 109,801,379    107,247,263    107,280,108    107,179,027    107,211,367


Group balance sheet as at 30 September 2006

                                                              As at                 As at                 As at
                                                       30 September          30 September           31 December
                                                               2006                  2005                  2005
                                                        (unaudited)           (unaudited)             (audited)
                                                               GBPm                  GBPm                  GBPm

Non-current assets
Goodwill                                                       12.4                  15.4                  14.9
Other intangible assets                                         0.8                   4.2                   4.2
Property, plant and equipment                                  15.8                  20.8                  19.8
Deferred tax asset                                                -                   2.8                   0.3
Financial assets: available for sale investments                0.6                     -                   0.6
Other non-current assets                                        0.3                     -                     -
                                                              _____                 _____                 _____
                                                               29.9                  43.2                  39.8
Current assets
Inventory                                                       3.0                   3.7                   3.6
Current tax assets                                              0.7                   3.4                   1.3
Trade and other receivables                                     4.1                   8.1                  20.6
Financial assets: derivative financial instruments                -                     -                   0.1
Liquid investments                                             10.0                  14.0                  18.8
Cash and cash equivalents                                      36.1                  59.5                  49.2
                                                              _____                 _____                 _____
                                                               53.9                  88.7                  93.6
Current liabilities
Financial liabilities:
- short-term borrowings                                       (3.7)                 (4.0)                 (4.0)
- short-term financial liabilities                            (4.2)                 (4.4)                 (7.2)
Trade and other payables                                      (2.1)                 (6.3)                (16.1)
Accruals and deferred income                                  (6.2)                (19.8)                (14.1)
Income tax payable                                            (2.2)                     -                 (3.1)
Provisions                                                    (0.3)                     -                 (2.3)
                                                              _____                 _____                 _____
                                                             (18.7)                (34.5)                (46.8)
                                                              _____                 _____                 _____

Net current assets                                             35.2                  54.2                  46.8
                                                              _____                 _____                 _____

Total assets less current liabilities                          65.1                  97.4                  86.6

Non-current liabilities
Investment in Joint Venture                                   (0.3)                 (0.3)                 (0.3)
Long-term financial liabilities                               (1.3)                 (5.0)                 (1.6)
Other non-current liabilities                                     -                 (0.5)                     -
Deferred tax liabilities                                          -                 (1.6)                 (1.7)
                                                              _____                 _____                 _____
                                                              (1.6)                 (7.4)                 (3.6)
                                                              _____                 _____                 _____

Net assets                                                     63.5                  90.0                  83.0
                                                              _____                 _____                 _____

Shareholders' equity
Share capital                                                  10.7                  10.7                  10.7
Share premium                                                  98.0                  98.0                  98.0
Other reserves                                                (2.0)                 (0.4)                 (0.9)
Retained earnings                                            (43.2)                (18.3)                (24.8)
                                                              _____                 _____                 _____
Total shareholders' equity                                     63.5                  90.0                  83.0
                                                              _____                 _____                 _____


Group cash flow statement

                                        Three months   Three months    Nine months    Nine months           Year
                                               ended          ended          ended          ended          ended
                                        30 September   30 September   30 September   30 September    31 December
                                                2006           2005           2006           2005           2005
                                         (unaudited)    (unaudited)    (unaudited)    (unaudited)      (audited)
                                                GBPm           GBPm           GBPm           GBPm           GBPm

Operating activities
Profit/(loss) on ordinary
activities before tax                            4.8         (10.2)         (18.1)         (23.0)         (27.7)
Depreciation and amortisation                    1.1            1.1            3.1            3.2            5.3
(Increase)/decrease in working capital         (4.0)            3.3          (7.8)            3.0          (2.8)
Profit on sale of business operations          (4.4)              -          (4.4)              -              -
Other non-cash movements                           -          (0.2)          (1.0)          (0.3)          (0.7)
Net finance costs                              (0.3)          (0.7)          (1.1)          (2.5)          (3.0)
Taxes paid                                         -          (0.4)          (0.9)          (5.4)          (0.4)
                                               _____          _____          _____          _____          _____
Cash flows from operating activities           (2.8)          (7.1)         (30.2)         (25.0)         (29.3)

Investing activities
Purchase of business operations                    -          (1.2)              -          (1.4)          (1.7)
Proceeds from sale of business operation         8.8              -            8.8              -              -
Purchase of intangibles                        (0.1)          (0.4)          (0.2)          (0.4)          (0.4)
Purchase of property, plant and equipment      (0.1)          (0.4)          (0.6)          (3.0)          (3.7)
Proceeds from sale of property,
plant and equipment                                -              -            0.5              -              -
                                               _____          _____          _____          _____          _____
Cash flows used in investing activities          8.6          (2.0)            8.5          (4.8)          (5.8)

Financing activities
Interest element of finance lease payments     (0.1)          (0.1)          (0.3)          (0.4)          (0.6)
Interest paid                                      -              -          (0.1)          (0.1)          (0.2)
Interest received                                0.4            1.0            1.7            3.0            3.8
Proceeds from issue of shares                      -            0.1              -            0.2            0.2
Purchase of own shares                             -              -              -              -          (0.2)
Capital element of finance lease payments      (0.8)          (0.8)          (2.7)          (2.4)          (3.3)
Purchase of liquid investments                     -         (14.0)          (6.1)         (26.0)         (34.8)
Sale of liquid investments                         -           17.8           14.9           32.8           36.8
                                               _____          _____          _____          _____          _____
Cash flows from financing activities           (0.5)            4.0            7.4            7.1            1.7
                                               _____          _____          _____          _____          _____

Increase/(decrease) in cash and
cash equivalents                                 5.3          (5.1)         (14.3)         (22.7)         (33.4)

Net foreign exchange difference                  0.4            0.2            1.2            1.2            1.6
Cash and cash equivalents opening balance       30.4           64.4           49.2           81.0           81.0
                                               _____          _____          _____          _____          _____
Cash and cash equivalents closing balance       36.1           59.5           36.1           59.5           49.2
                                               _____          _____          _____          _____          _____


Reconciliation of movements in Group shareholders' equity

                                                        Nine months          Nine months                 Year
                                                              ended                ended                ended
                                                       30 September         30 September          31 December
                                                               2006                 2005                 2005
                                                        (unaudited)          (unaudited)            (audited)
                                                               GBPm                 GBPm                 GBPm

Retained loss for the period                                 (18.6)               (20.2)               (27.0)
(Loss)/gain on foreign currency exchange                      (1.1)                  2.0                  1.6
Foreign currency exchange realised on sale of
business operation                                            (0.1)                    -                    -
Revaluation of available for sale investments                     -                    -                  0.1
Credit in respect of employee share schemes                     0.3                  0.7                  0.8
                                                              _____                _____                _____
                                                             (19.5)               (17.5)               (24.5)
New share capital subscribed                                      -                  0.2                  0.2
Purchase of Treasury shares                                       -                (0.2)                (0.2)
                                                              _____                _____                _____
Net decrease in shareholders' equity                         (19.5)               (17.5)               (24.5)
Opening shareholders' equity                                   83.0                107.5                107.5
                                                              _____                _____                _____
Closing shareholders' equity                                   63.5                 90.0                 83.0
                                                              _____                _____                _____


Notes

1.             Basis of preparation

The financial information for the three and nine months ended 30 September 2006 and 30 September 2005 is unaudited and has been prepared in accordance with the Group's accounting policies which are based on IFRS as adopted by the European Union and the Listing Rules of the Financial Services Authority. IAS 34 'Interim Financial Reporting' has not been applied in preparing these financial results. The financial information for the year ended 31 December 2005 has been prepared under IFRS.

This summary of results does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The 2005 financial statements, which were approved at the 2005 Annual General Meeting on 23 June 2006, have been reported on by the Company's auditors and subsequently delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2.             Earnings/(loss) per ADR (basic)

Each American Depository Receipt ("ADR") represents two ordinary shares. The basic earnings/(loss) per ADR is calculated by multiplying the earnings/(loss) per ordinary share by a factor of two and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.8680, 1.7691 and 1.7168 for 30 September 2006, 30 September 2005 and 31
December 2005 respectively.

3.             Escrow Account

The cash proceeds of GBP8.8m ($16.6m) relating to the sale of the BPC business ($16.5m relating to the sale, $0.1m relating to working capital) were held in an escrow account on behalf of the Group as at 30 September 2006. The cash was then transferred to the Group's bank account on 2 October 2006.

4.             Directors' responsibility

The Directors are responsible for the maintenance and integrity of the Group's website. The Company notes that UK legislation governing the preparation and dissemination of financial information may differ from that required in other jurisdictions.



                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 07 November 2006                       ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.